Exhibit 23.1

List of Subsidiaries of the Registrant

The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of the registrant’s subsidiaries:

Subsidiary/Affiliate Name	Country of Incorporation	Ownership Percentage

Export Erez USA Inc.	United States	100%
Export Erez Ltd.	Israel	100%
Mayotex Ltd.	Israel	100%
Achidatex Nazareth Elite (1977) Ltd.	Israel	100%
Dragonwear Trading Ltd.	Israel	100%
Rizzo Inc.	United States	100%